As filed with the Securities and Exchange Commission on September 11, 2003

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

_______________________

FORM F-6
REGISTRATION STATEMENT
under
THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by Global Depositary Receipts

of

CONTROLADORA COMERCIAL MEXICANA, S.A. DE C.V.
(Exact name of issuer of deposited securities as specified in its charter)
N/A
(Translation of issuer's name into English)
UNITED MEXICAN STATES
(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK
(Exact name of depositary as specified in its charter)
One Wall Street New York, N.Y.  10286
(212) 495-1727
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

Timothy F. Keaney
The Bank of New York
101 Barclay Street, 22nd Floor

New York, New York, 10286

(212) 815-2129

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Peter B. Tisne, Esq.
Emmet, Marvin & Martin, LLP
120 Broadway
New York, New York  10271
(212) 238-3010

For Further Information Contact:

Timothy F. Keaney
The Bank of New York
ADR Department
101 Barclay Street, 22nd Floor

New York, New York, 10286

(212) 815-2129

It is proposed that this filing become effective under Rule 466
[ ] immediately upon filing
[ ] on ( Date ) at ( Time ).
If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
Global Depositary Shares evidenced by Global Depositary Receipts, each Global Depositary Share representing one Unit, each Unit consisting of three Series B Shares and one Series C Share, each with no par value, of Controladora Comercial Mexicana, S.A. de C.V.	10,000,000 Global Depositary Shares	$5.00	$500,000	$40.45

1

For the purpose of this table only the term "unit" is defined as 100 Global Depositary Shares.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

_______________________

The prospectus consists of the proposed form of Global Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit 1 to this Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of Global Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of Global Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15, 16 and 18
(iii) The collection and distribution of dividends	Articles number 4, 12, 13, 15 and 18
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 11, 15, 16 and 18
(v) The sale or exercise of rights	Articles number 13, 14, 15 and 18
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 13, 15, 17 and 18
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 11
(ix) Restrictions upon the right to transfer or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6, 8 and 22
(x) Limitation upon the liability of the depositary	Articles number 14, 18, 19 and 21
3. Fees and Charges	Articles number 7 and 8

Item - 2.

Available Information

Public reports furnished by issuer	Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Amended and Restated Deposit Agreement dated as of ____________, 2003, among Controladora Comercial Mexicana, S.A. de C.V., The Bank of New York as Depositary, and all Owners and holders from time to time of Global Depositary Receipts issued thereunder. - Filed herewith as Exhibit 1.

b.1

Letter Agreement dated as of May 23, 2003, among Controladora Comercial Mexicana, S.A. de C.V., Citibank N.A. and The Bank of New York. - Filed herewith as Exhibit 2(a).

b.2

Form of letter agreement from The Bank of New York to Controladora Comercial Mexicana S.A. de C.V. relating to pre-release activities. -  Filed as Exhibit 2(b).

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. - Filed herewith as Exhibit 4.

e.

Certification under Rule 466. - Not Applicable.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the GDRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an GDR thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on September 11, 2003.

Legal entity created by the agreement for the issuance of Global Depositary Receipts for Units consisting of Series B Shares and Series C Shares, each with no par value of, Controladora Comercial Mexicana, S.A. de C.V.

By:

The Bank of New York,
 As Depositary

By:  /s/ Hernan F. Rodriguez

Name: Hernan F. Rodriguez

Title: Vice President

Pursuant to the requirements of the Securities Act of 1933, Controladora Comercial Mexicana, S.A. de C.V. has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Mexico, D.F., Mexico on September 11, 2003.

Controladora Comercial Mexicana, S.A. de C.V.

By:  /s/ Francisco Martinez de la Vega
Name: Francisco Martínez de la Vega
Title: Chief Financial and Administrative Officer

Each person whose signature appears below hereby constitutes and appoints Carlos González Zabalegui and Francisco Martínez de la Vega, and each of them severally, his true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto each of said attorneys full power to act with or without the other, and full power and authority to do and perform, in his name and on his behalf, every act whatsoever which such attorneys, or any one of them, may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on September 11, 2003.

/s/ Carlos González Nova Name: Carlos González Nova Honorary Chairman of the Board and Director	__________________________ Name: Angel Portilla González Director
_____________________________ Name: Guillermo González Nova Chairman of the Board and Director	/s/ Javier Cantú Charles Name: Javier Cantú Charles Director
/s/ Jaime González Nova Name: Jaime González Nova Vice Chairman of the Board and Director	/s/ Santiago García García Name: Santiago García García Director
/s/ Carlos González Zabalegui Name: Carlos González Zabalegui Director, Vice Chairman of the Board and Chief Executive Officer	/s/ Fermín Sobero San Martín Name: Fermín Sobero San Martin Director
/s/ Elena González Guerra Name: Elena González Guerra Director	/s/ José Luis Rico Maciel Name: José Luis Rico Maciel Director
/s/ Pablo J. González Guerra Name: Pablo J. González Guerra Director	/s/ Rodolfo García Gómez de Parada Name: Rodolfo García Gómez de Parada Director
/s/ Francisco Martínez de la Vega Name: Francisco Martínez de la Vega Director (Principal Financial and Principal Accounting Officer)	/s/ Antonio González Sánchez Name: Antonio González Sánchez Controller
/s/ Donald Puglisi Name: Donald Puglisi Authorized U.S. Representative

INDEX TO EXHIBITS

Exhibit Number	Exhibit
1

Form of Amended and Restated Deposit Agreement dated as of ____________, 2003, among Controladora Comercial Mexicana, S.A. de C.V., The Bank of New York as Depositary, and all Owners and holders from time to time of Global Depositary Receipts issued thereunder

2(a)	Letter Agreement dated as of May 23, 2003, among Controladora Comercial Mexicana S.A. de C.V., Citibank N.A. and The Bank of New York
2(b) 4

Form of letter agreement from The Bank of New York to Controladora Comercial Mexicana S.A. de C.V. relating to pre-release activities.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.